
Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

June 26, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 23, 2025 The Nasdaq Stock Market (the "Exchange") received from TCW ETF Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Shares of beneficial interest, no par value per share, of each of:

TCW Compounders ETF

TCW Transform 500 ETF

TCW Transform Supply Chain ETF

TCW Transform Systems ETF

TCW Artificial Intelligence ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi